UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
Under the Securities Exchange Act of 1934

 (Amendment No. 8)*

B.O.S. BETTER ONLINE SOLUTIONS LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 80.00 per share
(Title of Class of Securities)

M20115131
(CUSIP Number)

Catalyst Investments L.P. and Catalyst Investments II L.P.
3 Daniel Frish Street
Tel-Aviv Israel 64731
Telephone: 972 (3) 695-0666
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M20115131

1	NAME OF REPORTING PERSON: Catalyst Investments L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,896
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,896
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,896 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.15%
14	TYPE OF REPORTING PERSON: PN

 * Shares are held by Catalyst Investments L.P in trust for the benefit of certain limited partners to whom the distribution of shares was not completed (see item 2 below). Calculations are based on 1,282,004 Ordinary Shares of the Issuer outstanding on January 7, 2014, in accordance with information provided by the Issuer.

CUSIP No. M20115131

1	NAME OF REPORTING PERSON: Catalyst Fund L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. M20115131

1	NAME OF REPORTING PERSON: Catalyst Fund II L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. M20115131

1	NAME OF REPORTING PERSON: Catalyst Fund III L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. M20115131

1	NAME OF REPORTING PERSON: Catalyst Investments II L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 76,966* Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 76,966* Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76,966 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.00%
14	TYPE OF REPORTING PERSON: PN

*Consists of 36,196 Ordinary Shares and (ii) 40,770 Ordinary Shares underlying exercisable warrants ("Warrant Shares"). Calculations are based on 1,282,004 Ordinary Shares of the Issuer outstanding on January 7, 2014 in accordance with information provided by the Issuer. This amendment to Schedule 13D is filed jointly by the by Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P., and Catalyst Fund III L.P. (together, the "Catalyst Entities") acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by Catalyst Investments II L.P. and Catalyst Private Equity Partners (Israel) II L.P. (the "Catalyst II Entities") acting as a Group, pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

CUSIP No. M20115131

1	NAME OF REPORTING PERSON: Catalyst Private Equity Partners (Israel) II L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:(a) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 76,966* Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 76,966* Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 76,966 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.00%
14	TYPE OF REPORTING PERSON: PN

*Consists of 36,196 Ordinary Shares and (ii) 40,770 Warrant Shares. Calculations are based on 1,282,004 Ordinary Shares of the Issuer outstanding on January 7, 2014 in accordance with information provided by the Issuer. This amendment to Schedule 13D is filed jointly by Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P., and Catalyst Fund III L.P. (together, the "Catalyst Entities") acting as a Group (within the meaning of Rule 13d-5(b)(1) of the Act) and by Catalyst Investments II L.P. and Catalyst Private Equity Partners (Israel) II L.P. (the "Catalyst II Entities") acting as a Group, pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment no. 6 to Schedule 13D filed on August 26, 2009.

This Amendment No. 8 to Schedule 13D amends certain information with respect to ownership of the ordinary shares of B.O.S. Better Online Solutions Ltd.  (the "Company") set forth in the Schedule 13D filed by Catalyst Investments L.P. (“Catalyst Investments”), Catalyst Fund L.P. (“Catalyst Fund”), Catalyst Fund II L.P. (“Catalyst Fund II”), Catalyst Fund III L.P. (“Catalyst Fund III”), Catalyst Investments II L.P. (“Catalyst Investments II”) and Catalyst Private Equity Partners (Israel) II L.P. (“Catalyst Private Equity”) (the foregoing entities and persons collectively, the “Reporting Persons”), as result of a sale of Ordinary Shares of the Company during December 2013, the transfer of certain shares to limited partners of Catalyst Investments, and as result of certain warrants becoming exercisable.

This Schedule 13D was initially filed on May 19, 2003, as previously amended on August 17, 2005, May 7, 2007, January 10, 2008, January 26, 2009, July 6, 2009, August 26, 2009 and November 19, 2009 (the “previous 13Ds”).

Except as set forth in this Amendment No. 8 (or where otherwise inapplicable), all information included in the previous 13Ds is incorporated herein by reference.

Item 1.  Securities and Issuer

This Amendment No. 8 relates to the Ordinary Shares of the Company. The address of the Company’s principal executive offices is 20 Freiman St., Rishon Lezion, 75101, Israel.

Item 2.  Identity and Background.

Represents shares held by Catalyst Private Equity. Catalyst Investments II is the general partner of Catalyst Private Equity.

Catalyst Investments, Catalyst Fund, Catalyst Fund II and Catalyst Fund III were dissolved and the Company’s shares were distributed to the limited partners of the funds, except for 1,896 ordinary shares of the Issuer which are held in trust by Catalyst Investments for the benefit of certain limited partners to whom the distribution of shares was not completed.

Catalyst Investments II business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Investments II is a limited partnership organized and existing under the laws of Israel.  The principal business of Catalyst Investments II is to act as the sole general partner of Catalyst Private Equity, Catalyst Private Equity Partners (Israel B) II L.P. and Catalyst Private Equity Partners (Israel C) II L.P.

Catalyst Private Equity’s business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Private Equity is a limited partnership organized and existing under the laws of Israel.  The principal business of Catalyst Private Equity is making investments.  The general partner of Catalyst Private Equity is Catalyst Investments II.

E.D.I European Development and Investments Ltd. (“E.D.I”) may be deemed a controlling person of Catalyst Investments II, and is wholly-owned by Mr. Edouard Cukierman, the Issuer’s Chairman of the Board and the Chief Executive Officer of the general partner of Catalyst Investments II. Mr. Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Private Equity. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in Catalyst Investments II.

None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3.     Source and Amount of Funds or Other Consideration. N/A

Item 4.Purpose of Transaction.

During December 2013, the Reporting Persons sold an aggregate amount of 72,363 of the Company's Shares in the market in several instances for the purpose of liquidating part of their investment.

Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, articles of association, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment or financing of the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s articles of association or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or  to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or take any other action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer.

(a) - (b)

Catalyst Investments II in its capacity of being the sole general partner of Catalyst Private Equity, Catalyst Private Equity B and Catalyst Private Equity C, controls and manages Catalyst Private Equity, Catalyst Private Equity B and Catalyst Private Equity C.  Accordingly, Catalyst Investments II is the beneficial owner of the 34,300 Ordinary Shares held by Catalyst Private Equity on behalf of itself, Catalyst Private Equity B and Catalyst Private Equity C. E.D.I may be deemed a controlling person of Catalyst Investments II, and is wholly-owned by Mr. Cukierman, the Issuer’s Chairman of the Board, and the Chief Executive Officer of the general partner of Catalyst Investments II. Mr. Cukierman disclaims beneficial ownership in such Ordinary Shares, except to the extent of his proportionate interest in them as a direct or indirect interest holder in Catalyst Investments II, Catalyst Private Equity, Catalyst Private Equity B and Catalyst Private Equity C.

Mr. Cukierman holds 6,203 Ordinary Shares and options to purchase 37,360 Ordinary Shares of the Company.  In addition, Mr. Cukierman holds, through a wholly owned company, E.D.I, an additional 21,591 Ordinary Shares of the Issuer. Cukierman & Co. holds 21,562 Ordinary Shares of the Issuer.

The Reporting Persons disclaim beneficial ownership in such Ordinary Shares and options to purchase Ordinary Shares of Mr. Cukierman and of Cukierman & Co.

 (c)The following table sets forth the transactions in the Ordinary Shares effected by the Reporting Persons within the last 60 days:

Trade Date	Reporting Person	Transaction Activity	Quantity (#)	Price Per Ordinary Share($)
18/12/2013	Catalyst Private Equity	Sale	35,563	7.28
1912/2013	Catalyst Private Equity	Sale	7,700	7.12
20/12/2013	Catalyst Private Equity	Sale	14,900	7.14
23/12/2013	Catalyst Private Equity	Sale	14,200	7.05

All such trades by the Reporting Persons were done in the open market.

(d)-(e) N/A
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 Items 7.  Material to be Filed as Exhibits.

Joint Filing Agreement, dated as of August 26, 2009, by and among Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P., Catalyst Fund III L.P., Catalyst Investments II L.P. and Catalyst Private Equity Partners (Israel) II L.P.*

___________________________

* Incorporated by reference to the Amendment no. 6 to Schedule 13D filed by the Reporting Persons on August 26, 2009.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 21, 2014

Catalyst Investments L.P.
By its General Partner, Catalyst Venture Capital Ltd.

/s/ Edouard Cukierman  /s/ Eran Amosy

 By: Edouard Cukierman and Eran Amosy

Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

 /s/ Edouard Cukierman  /s/ Dorothee Moshevich

By:  Edouard Cukierman and Dorothee Moshevich

Catalyst Private Equity Partners (Israel) II L.P.
By its General Partner, Catalyst Investments II L.P.
By its General Partner, Catalyst Equity (2006) Ltd.

/s/ Edouard Cukierman  /s/ Dorothee Moshevich

By:  Edouard Cukierman and Dorothee Moshevich